June 7, 2010

Ms. Mary Beth Breslin, Senior Attorney
Mr. Kevin Kuhar, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via EDGAR and U.S. Mail

Re: Lattice Semiconductor Corporation
Form 10-K for the fiscal year ended January 2, 2010
Filed March 10, 2010
File No. 000-18032

Dear Ms. Breslin and Mr. Kuhar:

Lattice Semiconductor Corporation (the “Company” or “Lattice”) hereby submits this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), as set forth in your letter to me, dated May 28, 2010, regarding the referenced document.

For your convenience, we have numbered the responses to correspond to the comments in the Staff's letter and have incorporated the Staff's comments in bold typeface before each of the Company's responses. In the following discussion, the words “we,” “us” and “our” refer to the Company.

 Financial Statements and Supplementary Data, page 37, Note 2 - Nature of Operation and significant Accounting Policies, page 42, and Revenue recognition and Deferred Income, page 44 Long-term debt, page 55

1. We note that because of the product return rights and price protection agreements you grant to distributors you defer recognizing revenue on sales made to sell-through distributors until the distributor sells the product to its customer (or when return privileges terminate). We note that when you defer recognizing revenue, you record a current liability on the balance sheet under the “deferred income and allowances on sales to distributors” caption.

Explain to us how that you considered the guidance in FASB ASC 605-15-25-1 (formerly paragraph 6 of SFAS 48), if at all, in determining the appropriate accounting treatment for distributor sales.

Under the guidance of ASC 605-15-25-1, Revenue Recognition - Sales of Product when Right of Return Exists, revenue from the sales transaction shall be recognized at time of sale only if all of the listed conditions in the guidance are met. Item a. of this guidance requires that the seller's price to the buyer is substantially fixed or determinable at the time of sale, which is not the case in our shipments to our sell-through distributors. We currently disclose, Orders from our sell-through distributors are initially recorded at published list price; however, the final price is set at the time of resale and is determined in accordance with a distributor price agreement. As a result we defer revenue recognition on sales to sell-through distributors until the price is fixed or is determinable.

Please revise future filings to provide more details about how you account for sales to distributors. Your revised disclosures should indicate if amounts billed to distributors are recorded as accounts receivable and if inventory transferred to distributors is relieved (i.e. specify how you account for the costs of sales made to distributors).

Beginning with our Form 10-Q filing for the period ending July 3, 2010, we plan to revise our disclosure (in the applicable sections identified above) to provide more details about how we account for sales to distributors, in particular our sell-through distributors, including the additional requested disclosure. We intend to add wording such as: amounts billed to distributors are recorded in accounts receivable and inventory is transferred from finished goods inventory at the time of shipment and included as a component of Deferred Income and Allowances on sales to sell-through distributors. Revenue and inventory costs relating to sell-through distributor sales are deferred until either the product is sold by the distributor or in limited cases where return privileges terminate, at which time related distributor resale revenue, effects of distributor price adjustment and inventory costs are reflected in operations. We believe this presentation best reflects accounting for our distributors with sell-through contractual arrangements. We will disclose for each balance sheet period presented the deferred inventory costs included in Deferred Income and Allowances on sales to sell-through distributors.

If you defer costs, revise future filings to disclose how the deferred costs are presented on your balance sheet.

Beginning with our Form 10-Q filing for the period ending July 3, 2010, we will revise our disclosure (in the applicable sections identified above) in sample wording provided above. The only costs we defer relate to inventory transferred as described above.

Describe to us the methodology, if any, employed to evaluate any such deferred costs for impairment and the authoritative literature in US GAAP on which you base that policy.

We apply the same method for evaluating the cost of our finished goods on-hand as we do for our deferred inventory costs related to inventory residing at our sell-through distributors. We base this policy on the provisions of FASB ASC Section 330-1-35, Inventory - Subsequent Measurement. A loss is recognized in the current period when the Company determines that the utility of goods is impaired by damage, deterioration, obsolescence, changes in price levels or other events.

Your future disclosures should clearly indicate what the financial statement line item “deferred income and allowances on sales to distributors” represents. To the extent you present both the deferred costs of sales and the deferred gross revenue within the deferred income current liability caption of the balance sheet, please explain how that presentation complies with FASB ASC 210-20-45-1 (formerly paragraph 5 of FIN 39) which permits the offsetting of assets and liabilities only when a legal right of setoff exists.

We believe that accounting for our sell-through distributor customers present unique accounting requirements to best reflect the contractual nature of terms and conditions with those relationships. Currently, we record invoiced amounts to our sell-through distributor in accounts receivable with an offsetting amount to deferred revenue. These amounts are not offset in our financial statement presentation. The question arises as to where best to record the inventory sent to the distributor for which title has passed, but yet not recorded as cost of goods sold. We believe to label as “deferred costs” and include as a component of the Deferred Income and Allowances on sales to distributors represents current best practice. As a result we view our treatment of deferred cost as a contra-liability account and not an asset of ours and thus there is no account with a right of offset. Additionally, based on review of public filings, we believe our principal competitors, as well as other companies with similar transactions (listed below in response to item 2.) account for sell-through distributor arrangements in a similar manner.

2. In a related matter, we noted that you allow returns from sell-through distributors of unsold products under certain conditions. If you relieve inventory when it is transferred to distributors and you are unable to reasonably estimate the amount of the inventory that may be returned, please discuss your rationale under US GAAP for relieving inventory at the time of shipment to the sell-through distributors. Please reference the specific authoritative literature on which you have based your policy.

We believe several areas of US GAAP are applicable when we account for the terms and conditions that exist for our sell-through distributors. We rely primarily on ASC 605-15-25-1, Revenue Recognition - Sales of Product when Right of Return Exists. In addition, we apply ASC 330-10-20, Inventory - Glossary.

Under ASC 330-10-20 Inventory is defined as:
“The aggregate of those items of tangible personal property that have any of the following characteristics:
a Held for sale in the ordinary course of business
b In process of production for such sale
c To be currently consumed in the production of goods or services to be available for sale.
The term inventory embraces goods awaiting sale (the merchandise of a trading concern and the finished goods of a manufacturer), goods in the course of production (work in process), and goods to be consumed directly or indirectly in production (raw materials and supplies).”
When we ship inventory to a distributor that has a limited right of return, and for which the final selling price cannot be determined (all of our sell-through distributors for which we defer revenue recognition have these two characteristics), title passes to the distributor. It becomes their asset in their facility. They are responsible for storage charges (if any) and are responsible for any physical damage or loss to the products. We do not have the ability to divert the product to a customer of our choosing. As such, we believe that we do not meet any of the three criteria listed in the definition of inventory. Consequently we refer to inventory at this point as “deferred costs”.
Although there is a sales transaction, we defer revenue recognition until the distributor sells to their end customer. This is done primarily because price has not yet been agreed to (i.e. selling price is not fixed or determinable at the time of shipment). Secondarily, the distributor also has a limited right of return under certain circumstances. In order to match cost of inventory sold with revenue recognition, the inventory we ship in the initial sale is relieved from inventory (as discussed above, we no longer have title to it and it is not available for sale by us) and the cost is deferred along with the revenue.
A survey of the recent Form10-K's of other semiconductor companies that use the same or similar distributors show that we appear to follow industry practice. They relieve inventory and defer the cost, recording the deferred costs against the deferred revenue/income account. For example, see Altera Corporation, Xilinx Inc., and Actel Corporation, On Semi Corporation, and Intel Corporation. We believe that our practice of relieving inventory is supported by the fact that it is no longer inventory under the definition of inventory as discussed above and is consistent with industry best practice.
Note 3 Fair Value of Financial Instruments, page 49

3. We note the disclosure that for fair value measurements using significant unobservable inputs, referred to as Level 3, you utilized the services of “a valuation firm that specializes in valuing illiquid assets.” Please describe to us and revise future filings to clarify the nature and extent of the third party valuation firm's involvement and management's reliance on the work of the independent appraisers. Please refer to Questions 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which would be applicable to the extent your Form 10-K was incorporated by reference into any registration statement.

Based on our review of Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections and Securities Act Rule 436 of Regulation C of the Securities Act of 1933, we will update our disclosure in future filings to better describe our use of a third party expert on valuing our Level 3 illiquid assets.

We propose the following new language to better clarify the nature and extent of the third party valuation firm's involvement and management's reliance on the work performed:

The Company determines the fair value of its Level 3 investments using industry standard pricing services, data providers and other third-party sources and by internally performing its own valuation analyses. The Company considers those multiple prices as inputs to determine fair value. As a result significant management judgment or estimation is required in valuing our Level 3 illiquid assets.

Item 11. Executive Compensation, page 68

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We considered the requirements of Item 402(s) of Regulation S-K in connection with the preparation of the Company's proxy statement with respect to the 2010 annual meeting of stockholders and believe that the risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company, and that therefore no disclosure was required under Item 402(s) of Regulation S-K.
As noted on page 7 of the proxy statement, our Board of Directors has delegated to its Audit Committee responsibility for the establishment with the Company's management of a process by which all material risks facing the Company are identified, which would include any material risks arising from our compensation policies and practices for our employees. For instance, the Audit Committee receives and reviews quarterly a report from management comprised of all major risks faced by the Company and the status of actions taken to mitigate those risks. During the year, the Board and Audit Committee periodically discuss risks identified by this process in greater detail. Accordingly, we believe we have a good sense of the risks the Company faces and whether or not our employee reward system impacts those risks.
In addition, in connection with the preparation of the Company's proxy statement, our Compensation Committee specifically considered risks arising from our compensation policies and practices for our employees, and concurred that such risks are not reasonably likely to have a material adverse effect on the Company.
We do not believe we have a business unit that carries a significant portion of our risk profile, and do not have significantly different compensation between business units. While some of our product lines are more profitable the others, we do not believe they present a different risk profile to our Company. In addition, we do not reward employees upon accomplishment of a task, while the income and risk to the Company from the task extends over a significantly longer period of time.
Our compensation programs include variable compensation elements that consist of cash incentive programs and equity grants. Our cash incentive program for executives and other participating non-sales employees provides for annual cash payments based primarily on our attainment of GAAP net operating income goals established annually by the Board of Directors. Because attainment of Board-established GAAP net operating income targets is the financial measure for determining the cash incentive plan funding level, the cash incentive program participants are motivated to act in a manner that promotes Company profitability as a whole, rather than other objectives that could motivate inordinate risk taking. Our profitability is the result of operational metrics and sales prices, which employees do not have a material ability to influence beyond improvements to our core business and addressing risks related to the Company as a whole and our industry.  In addition, we do not believe our cash incentive program provides such substantial short-term awards that it materially motivates excessive risk taking.  Likewise, our commission-based sales incentive program is structured to motivate participants to achieve their quarterly sales objectives and includes regular audits and protections designed to prevent manipulation.

Finally, we make equity awards to executives and other employees primarily in the form of stock option grants that vest over a four year period and have a seven year lifespan. The Compensation Committee believes that these awards reward both short-term and long-term stock performance and incent recipients to seek superior near and long-term Company financial performance.
In sum, the Audit Committee and the Compensation Committee both considered our risks and our reward system. We do not have particular business units that are materially more susceptible to risks or that are compensated in a materially different manner. We do not operate the type of business that faces significant risk challenges that differ from the overall risks and challenges of the Company. And our compensation system rewards employees for achieving objectives consistent with the Company's and our Board of Directors' objectives, without providing undue incentives for excessive risk taking. Accordingly, we believe the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company and therefore no disclosure was required under Item 402(s) of Regulation S-K.
5. We note from your disclosure under “Base Salary” that you have incorporated by reference from page 13 of your proxy statement that you target base salaries to the middle of a competitive range of base salaries of a peer group of companies in your industry. Please briefly discuss in your applicable future filings how the base salary you pay to your named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments of base salary actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

We will provide in future filings, to the extent applicable, the requested disclosure regarding base salaries for our named executive officers.

We note also from your disclosure on page 13 that base salaries are in part based on "competitive factors." In future filings, please disclose these competitive factors. For example, to the extent applicable, please disclose any specific items of corporate performance that are taken into account in setting your compensation policy with respect to base salaries. See Item 402(b)(2)(v) of Regulation S-K.

We will provide in future filings, to the extent applicable, more detail concerning competitive factors to which we may refer, including any specific items of corporate performance that are taken into account.

6. We refer to your disclosure under the caption “Equity Incentive Plans” on page 15 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

We will provide in future filings, to the extent applicable, the requested disclosure regarding how the Compensation Committee made its stock option grant determinations with respect to each named officer.

As requested in your letter, we hereby acknowledge that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiation by the Commission or any person under the federal securities laws of the United States.

We believe these answers are responsive to the Staff's foregoing comments. If the Staff has any questions on any of the information set forth herein, please telephone the undersigned at (503) 268-8802.

Sincerely,

/s/ Michael G. Potter
Michael G. Potter
Corporate Vice President
Chief Financial Officer